--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.    )

                                SOFTWORKS, INC.
                           (NAME OF SUBJECT COMPANY)

                                SOFTWORKS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  83404P 10 2
                    ((CUSIP) NUMBER OF CLASS OF SECURITIES)

                                 JUDY G. CARTER
                                   PRESIDENT
                                SOFTWORKS, INC.
                             5845 RICHMOND HIGHWAY
                                   SUITE 400
                              ALEXANDRIA, VIRGINIA
                                 (703) 317-2424
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                            DAVID H. LIEBERMAN, ESQ.
                    BLAU, KRAMER, WACTLAR & LIEBERMAN, P.C.
                             100 JERICHO QUADRANGLE
                            JERICHO, NEW YORK 11753
                                 (516) 822-4820

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is SOFTWORKS, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 5845 Richmond Highway, Suite 400, Alexandria, Virginia 22303. The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE PURCHASER.

     This statement relates to the tender offer by Eagle Merger Corp., a Delaware corporation ("Purchaser") that is a wholly owned subsidiary of EMC Corporation, a Massachusetts corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 23, 1999 (as amended or supplemented from time to time, the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $10.00 per Share, or such higher per Share consideration paid by Purchaser to stockholders who have tendered Shares pursuant to the Offer (as defined below), net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 21, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the "DGCL"), Purchaser will be merged with and into the Company. Following consummation of the Merger (as defined below), the Company will continue as the surviving corporation (in such capacity, the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 35 Parkwood Drive, Hopkinton, Massachusetts 01748-9103.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH PARENT, PURCHASER OR THEIR AFFILIATES.

     Summaries of the material provisions of the Merger Agreement, Stock Tender Agreements, Escrow Agreement, Indemnification Agreement and the Confidentiality Agreement, as amended, are included in Section 11 of the Offer to Purchase. The Offer to Purchase is included as Exhibit 1 hereto and is incorporated herein by reference. Such summaries do not purport to be complete and are qualified in their entirety by reference to the complete texts of the Merger Agreement, Stock Tender Agreements, Escrow Agreement, Indemnification Agreement and Confidentiality Agreement, copies of which have been filed as Exhibits hereto and are incorporated herein by reference.

     In addition, the Company and Computer Concepts Corp. have entered into an Indemnification Agreement, filed as Exhibit 8 hereto and incorporated herein by reference, pursuant to which Computer Concepts has agreed to indemnify the Company in the event that, pursuant to the Merger Agreement, the Company is required to pay a termination fee to Parent as a result of a breach by Computer Concepts of the terms of the Stock Tender Agreement.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY.

  Employment Agreements

     The Company has entered into an agreement with Mr. James A. Cannavino pursuant to which he has agreed to serve as Chairman of the Board of Directors. As compensation for his services, Mr. Cannavino was granted options under the Company's 1998 Long Term Incentive Plan to purchase 1,200,000 Shares, 600,000 of which are Type I options and 600,000 of which are Type II options and is reimbursed for his business-related expenses. "Type I" options vested one-half on the earlier of (i) the closing date of the Company's initial public offering (August 7, 1998), or (ii) December 31, 1998 and one-half on December 31, 1998. "Type II" options vest on December 31, 2002, subject to earlier vesting based upon the Company reaching certain defined levels of net income. The agreement with Mr. Cannavino further provides for the issuance of a $500,000 full recourse loan to him for relocation or other purposes upon the effective date of the Company's initial public offering. The money was lent to Mr. Cannavino and the loan is due on December 1, 2000. Mr. Cannavino also receives a monthly salary of $2,000 and is reimbursed for certain expenses.

     The Company has entered into employment agreements with each of Judy G. Carter, C.R. Kinsey, III and Robert C. McLaughlin, which started on August 4, 1998, the effective date of the Company's initial public offering. The employment agreements with Ms. Carter and Mr. Kinsey terminate December 31, 2002 and the employment agreement for Mr. McLaughlin is for a three year term. The agreements automatically renew for additional one year periods unless the Company or the employee notifies the other party at least ninety days prior to the end of any renewal term that it or they desire to terminate such agreement. Pursuant to the agreements, Ms. Carter, Mr. Kinsey, Mr. McLaughlin, receive annual compensation of $200,000, $200,000, and $120,000, respectively, and an incentive bonus based on meeting or exceeding annual or quarterly net income targets to be established by the Board of Directors of the Company (the "Company Board"). The incentive payments to Ms. Carter and Mr. Kinsey were up to $150,000 for 1998 and are up to $200,000 for each of the years 1999 through 2002. Each employment agreement also provides for certain payments following death or disability and further provides, in the event of a change in control of the Company, as defined therein, the right, at the employee's election, to terminate the agreement and receive a lump sum payment of approximately three times his or her annual salary.

     In connection with the Offer, the Company has entered into a Termination Agreement with each of Messrs. Cannavino, Kinsey and McLaughlin and Ms. Carter, pursuant to which their employment agreements will be terminated at the Effective Time of the Merger.

  Employee And Director Stock Options

     The Company's 1998 Long Term Incentive Plan (the "1998 Incentive Plan") filed as Exhibit 16 hereto and incorporated herein by reference is intended to promote the interests of the Company and its shareholders by motivating the Company's qualified employees, helping the Company attract employees and aligning the interests of those employees with the interests of the Company's stockholders.

     The 1998 Incentive Plan provides for the grant of "incentive stock options" within the meaning of the Section 422 of the Internal Revenue Code of 1986, as amended, "non-qualified stock options," restricted stock, performance grants and other types of awards to the officers, key employees, consultants and independent contractors of the Company and its affiliates.

     The 1998 Incentive Plan, which is administered by the Long Term Incentive Plan Administrative Committee of the Company Board, authorizes the issuance of a maximum of 3,727,000 Shares, which may be either newly issued Shares, treasury Shares, reacquired Shares, Shares purchased in the open market or any combination thereof. If any award under the 1998 Incentive Plan terminates, expires unexercised, or is cancelled, the Shares that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards. The Company has outstanding options to purchase 3,727,000 Shares under the 1998 Incentive Plan. All options granted under the 1998 Long Term Incentive Plan accelerate upon a change in control, as defined therein. Of the 3,727,000 options, James A. Cannavino has been granted 600,000 Type I options and 600,000 Type II options, Judy Carter has been granted 150,000 Type I options and

200,000 Type II options, C.R. Kinsey has been granted 200,000 Type I options and 250,000 Type II options and Robert McLaughlin has been granted 20,000 Type I options and 80,000 Type II options. Mr. Cannavino has exercised 200,000 Type I options.

     The Company's 1999 Stock Option Plan (the "1999 Plan"), filed as Exhibit 17 hereto and incorporated herein by reference, was adopted in order to foster and promote the interests of the Company by attracting and retaining directors, officers and employees of, and consultants to, the Company who contribute to the Company's success by their ability, ingenuity and industry, to enable such directors, officers, employees and consultants to participate in the long-term success and growth of the Company by giving them a proprietary interest in the Company and to provide incentive compensation opportunities competitive with those of competing corporations.

     The 1999 Plan provides for the grant of non-qualified stock options to the Company's officers, key employees, consultants and independent contractors.

     The 1999 Plan, as amended, which is administered by the Company Board or a committee thereof, authorizes the issuance of a maximum of 2,750,000 Shares of common stock, which may be either newly issued Shares, treasury Shares, reacquired Shares, Shares purchased in the open market or any combination thereof. If any award under the 1999 Plan terminates, expires, unexercised, or is cancelled, the Shares that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards. The Company has outstanding options to purchase 2,711,600 Shares under the 1999 Plan. Of the outstanding options, Judy G. Carter has been granted 450,000 options, C.R. Kinsey has been granted 140,000 options and Robert McLaughlin has been granted 160,000 options.

     The Merger Agreement provides that as of the Effective Time (as defined in the Merger Agreement), holders of options, other than options designated as 1999 Options (as defined in the Merger Agreement), to purchase shares of the Company's common stock ("General Options") will be entitled to receive a cash amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share of such General Option and (ii) the number of Shares covered by the holder's General Options. Upon such payment, the General Options will then be cancelled. All options designated as 1999 Options will automatically convert into a right to receive Parent common stock (a "Parent Option"). With respect to any such Parent Option, (i) the number of shares of Parent common stock subject to such Parent Option will be determined by multiplying the number of Shares subject to the 1999 Option by the Option Exchange Ratio (defined below), rounding any fractional Share down to the nearest whole Share, and (ii) the exercise price per share of such Parent Option will be determined by dividing the exercise price per Share applicable to the 1999 Option by the Option Exchange Ratio, and rounding the exercise price thus determined up to the nearest whole cent. Except as provided above, the converted or substituted Parent Options will be subject to the same terms and conditions (including, without limitation, expiration date, vesting and exercise provisions) as were applicable to the 1999 Option immediately prior to the Effective Time. The term "Option Exchange Ratio" means (i) the Merger Consideration divided by (ii) the average of the closing prices of Parent Common Stock on the NYSE during the twenty trading days preceding the fifth trading day prior to the date on which the closing of the Merger occurs.

     The Company will take all necessary actions so that all stock option, incentive or other equity-based plans established by the Company or any subsidiary of the Company (a "Company Subsidiary") shall terminate as of the Effective Time and the provisions in any other plan, program, or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Company Subsidiary shall be deleted and terminated as of the Effective Time. The Company will use its reasonable best efforts to obtain the consent of each holder of outstanding General Options and 1999 Options to the treatment of such options specified by the Merger Agreement to the extent necessary.

  Indemnification and Insurance

     The Merger Agreement provides that for three years after the Effective Time, Parent or the Surviving Corporation shall jointly and severally indemnify, defend and hold harmless each present and former officer and director of the Company and its subsidiaries, and each person who becomes an officer or director of the

Company or any of its subsidiaries before the Effective Time, against all losses, claims, damages, liabilities, costs, fees and expenses arising out of acts or omissions occurring at or prior to the Effective Time to the full extent required under applicable Delaware law, the terms of the Company's Certificate of Incorporation or By-Laws. Reasonable attorneys fees, judgements, fines, losses, claims, and settlements (effected with the written consent of Parent or Surviving Corporation, which consent shall not be unreasonably withheld) are included. In the event that any claim or assertion is made within such three year period, rights to indemnification shall continue until disposition of the claim.

     The Merger Agreement further provides that the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance for a period of not less than three years after the Effective Date. Parent may substitute policies of substantially equivalent coverage, amounts, and terms. However, in no event shall the Company be required to pay aggregate premiums for insurance in excess of 200% of the aggregate paid by the Company in 1999 on an annualized basis. If the premium for such coverage exceeds such amount, the Surviving Corporation shall purchase a policy with the greatest coverage available that does not exceed 200% of the aggregate paid by the Company in 1999 for such insurance.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (A) RECOMMENDATION OF THE COMPANY BOARD

     The Company Board has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that the Offer and the Merger are advisable, fair to, and in the best interests of, the Company's stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's stockholders communicating the Company Board's recommendation is filed herewith as Exhibit 9, and is incorporated herein by reference.

     (B) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

  Background

     In November 1998, Parent began an evaluation of the Company as a potential acquisition candidate. This evaluation followed an introductory meeting in October 1998 at which Parent and the Company exchanged high level information on the respective strategies and products of the two companies.

     The companies signed a confidentiality agreement on November 1, 1998. In November, Michael Cody and Thomas Joyce of the EMC New Business Development Group met with Judy Carter, President and Chief Executive Officer of the Company, to discuss Parent's interest in evaluating a potential acquisition.

     Parent's primary interest in the Company involved the Company's CenterStage Storage Resource Management software product. Following this meeting, representatives of Parent's Engineering and Product Management groups met with representatives of the Company's technology organization to evaluate the Company's products and technologies. This meeting resulted in sufficient interest on the part of both Parent and the Company to proceed to a series of preliminary business discussions during December 1998 and January 1999 while Parent's internal technical evaluation proceeded. These discussions stalled, however, when Parent requested additional detailed technical and architectural information in order to ensure that the Company's products met Parent's requirements and could ultimately be integrated with certain of Parent's products. The Company was averse to disclosing to Parent certain proprietary information regarding its software architecture, and did not wish to provide direct access to its key software designers. Attempts to resolve this impasse continued through March 1999. However, the parties were not successful in resolving this matter, and discussions regarding an acquisition were discontinued.

     In October 1999, Parent decided to attempt to renew discussions with the Company about a possible acquisition. A telephone conversation between Michael Ruettgers, President and Chief Executive Officer of Parent and James Cannavino, Chairman of the Company, led to a meeting on November 4, 1999. The meeting was held in Waltham, Massachusetts at the office of Broadview International LLC, a financial advisor to Parent ("Broadview"). Attending the meeting were Mr. James Cannavino, Chairman of the Company; Joseph Markus, a consultant to the Company; several representatives from Broadview including Steve Smith, Senior Managing Director and Mark Whitcher, Senior Associate; and the following persons from Parent:
David Donatelli, Vice President, New Business Development; John Hartjen, Manager, New Business Development; Michael Cody, Vice President, Corporate Development; and Thomas Joyce, Senior Product Marketing Specialist, New Business Development. The meeting involved a general discussion of Parent's interest in the possibility of acquiring all of the outstanding common stock of the Company and a discussion of the Company's business. At the conclusion of the meeting, it was agreed that the type of information Parent unsuccessfully sought earlier in the year would be provided, and the parties agreed to proceed with detailed technical discussions relating to the products and capabilities of the Company.

     On November 17, 1999, employees of Parent met with employees of the Company at its headquarters in Alexandria, Virginia for an in-depth technical review of the Company's products and technologies. The following day there was a meeting between representatives of Parent and the Company to discuss Parent's due diligence information requirements. On November 19, 1999, the Company's Board was updated as to the status of the meetings with Parent.

     On November 24, 1999, Messrs. Cody and Joyce called Judy Carter and notified her that based on the status of Parent's technical review, it planned to communicate to the Company its interest in pursuing more detailed discussions concerning an acquisition of the Company.

     On November 29, 1999, Parent outlined to the Company its potential interest in acquiring all of the outstanding common stock of the Company at a price in the range of $8 to $11 per share subject, among other things, to the completion of due diligence and negotiation of an acceptable acquisition agreement.

     During the period from December 1 through December 20, 1999, business, financial and legal due diligence activities with respect to the Company were conducted by representatives of Parent. From December 14 through December 20, 1999, representatives of management of Parent and the Company, along with their respective legal and financial advisors, held meetings and telephone conferences to discuss and negotiate the terms of the Merger Agreement and the related agreements.

     On December 19 and 20, 1999, the Board of Directors of the Company held special meetings to consider the proposed transaction. At the meetings, the Company's management and representatives of its legal advisors, Blau, Kramer, Wactlar & Lieberman, P.C., discussed the proposed offer by Parent for all of the outstanding stock of the Company and the Merger Agreement and outlined the directors' legal duties and responsibilities. At the meeting on December 20, 1999, representatives of SoundView Technology Group presented a summary of its analyses of the financial aspects of the proposed transaction, including an analysis of the fairness of the Offer Price, from a financial point of view, to the stockholders of the Company. At the conclusion of the meeting, the Company Board unanimously approved the Merger Agreement and determined that the Offer and the Merger are advisable, fair to, and in the best interests of the Company's stockholders. They voted unanimously to recommend to the Company's stockholders that they accept the Offer and tender their shares pursuant to the Offer.

     Definitive agreements dated as of December 21, 1999, were executed, and on December 21, 1999, EMC issued a press release announcing its offer to purchase all of the outstanding shares of the Company for a price of $10.00 per share. The Offer was commenced on December 23, 1999.

  Reasons For The Transaction; Factors Considered by The Company Board

     In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors including:

          1. the presentations and views expressed by management of the Company (at meetings of the Company Board held throughout the past two years) regarding, among other things; (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of the Company if it remains independent; (b) the strategic alternatives are available to the

     Company; (c) the fact that management of the Company believed it was unlikely that any other party would propose an acquisition or strategic business combination that, taken as a whole, would be more favorable to the Company and its stockholders than the Offer and the Merger; and (d) the recommendation of the Merger by the management of the Company;

          2. the historical market prices, price to earnings ratios, recent trading activity and trading range of the Shares, including the fact that the Offer Price represents (i) a premium of approximately 37% over the 30-day average trading price of $7.3219 per share; and (ii) a premium of approximately 7.4% over the $9.3125 closing price of the Shares on The Nasdaq Stock Market on the last full trading day preceding the public announcement of the execution of the Merger Agreements.

          3. the extensive arms-length negotiations between the Company and Parent, leading to the belief of the Company Board that $10.00 per Share represented the highest price per Share that could be negotiated with Parent;

          4. the opinion of SoundView Technology Group, Inc. dated December 20, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in such opinions, the $10.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders. The full text of the written opinion dated December 20, 1999 of SoundView, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Exhibit 10, and is incorporated herein by reference. The opinion of SoundView is directed only to the fairness, from a financial point of view, of the $10.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. Holders of Shares are urged to read such opinions carefully in their entirety;

          5. that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

          6. that, although the Company Board has the ability under the Merger Agreement under certain circumstances and subject to certain conditions to withdraw or modify its recommendation in the event of a superior third party proposal, this possibility was viewed as remote in light of (i) the $10,572,670 termination fee that would be payable to Parent, and (ii) Computer Concepts and certain other stockholders of the Company having committed to tender their respective Shares pursuant to the Stock Tender Agreement, which Shares represent an aggregate 42.2% of the outstanding Shares;

          7. the limited conditions to the Offer and the Merger, including that neither the Offer or the Merger is subject to the receipt by Parent of any financing;

          8. that all of the Company's stockholders would generally be treated the same, with all stockholders being able to participate in the Offer and receive the same per Share consideration upon Purchaser's acceptance for payment, and payment for, the Shares;

          9. that, in the Merger Agreement, Parent and the Surviving Corporation have agreed that as soon as reasonably practicable following the Effective Time and for a three-year period following the Effective Time, the Surviving Corporation and its subsidiaries and successors shall provide to persons who were employees of the Company prior to the Effective Time ("Retained Employees") with employee plans and programs that provide benefits that are no less favorable in the aggregate than those provided to employees of Parent generally during such time and that until such time as the Retained Employees receive those benefits, Parent has agreed to cause the Surviving Corporation to honor, in accordance with their terms all of the Company's employee benefit plans and programs currently provided to the Retained Employees;

          10. the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement;

          11. the other provisions of the Merger Agreement, including the parties' representations, warranties and covenants;

          12. the consents and approvals required to consummate the Merger and the favorable prospects for receiving all such consents and approvals;

          13. the likelihood of the consummation of the transactions contemplated by the Merger Agreement;

          14. Parent's ability to consummate the Offer and the Merger on an expedited basis;

          15. that Computer Concepts, who holds approximately 35.4% of the issued and outstanding Shares, was willing to execute the Stock Tender Agreement and thereby, among other things, agreed to (i) tender its Shares into the Offer, and (ii) grant Parent an option to purchase their Shares in the event that it fails to tender into the Offer;

          16. that the Trustees who have the authority to vote the Shares owned by Computer Concepts indicated their willingness to execute the Stock Tender Agreement and thereby grant Parent irrevocable proxies to vote the Shares held by them in trust for Computer Concepts in favor of the approval of the Merger and the approval and adoption of the Merger Agreement and against any action or agreement that would impede, interfere with, or prevent the Offer or the Merger, including any Acquisition Proposal (other than the Offer and the Merger);

          17. that the Stock Tender Agreement, once executed by Computer Concepts and the voting Trustees, would substantially diminish the possibility of accepting a higher third party offer since the Computer Concepts owns in excess of 35% of the outstanding Shares;

          18. the business reputation and capabilities of Parent and its management, and Parent's financial strength, including its ability to finance the Offer; and

          19. the current and anticipated status of the data management software industry in the United States, including increasing competition.

     The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  SoundView Technology Group, Inc.

     Pursuant to the terms of a letter agreement, dated March 30, 1999 (the "SoundView Letter Agreement"), the Company retained SoundView to assist the Company as its financial advisor in connection with a potential recapitalization merger, sale or other significant transaction involving the Company and Parent (a "Transaction").

     The Company has agreed to pay to SoundView a transaction fee (the "Transaction Fee") calculated as a percentage of the Transaction Value (as defined below). The "Transaction Value" of the Transaction shall be equal to the aggregate value of all cash, cash equivalents, notes and other securities paid to the Company and its security holders in a Transaction, including the value of all options and warrants purchased or assumed in a Transaction and the aggregate principal amount of any indebtedness for money borrowed and any pension liabilities and guarantees assumed in a Transaction. If the Transaction is an asset purchase where substantially all of the Company's assets are transferred, the consideration paid to the Company in a Transaction shall include (i) the value of any current assets retained by the Company minus (ii) the value of any current liabilities not transferred to the acquiror. The Transaction Value of the Offer and the Merger is approximately $220 million. Accordingly the Transaction Fee payable to SoundView pursuant to the SoundView Letter Agreement is $2.2 million. The Transaction Fee is payable upon consummation of the Offer.

     The Company has also agreed to reimburse SoundView for all reasonable out-of-pocket expenses incurred by SoundView (including fees and disbursements of counsel, and of other consultants and advisors retained by SoundView) in connection with the matters contemplated by the SoundView Letter Agreement, and to indemnify SoundView (and its officers, directors, employees, controlling persons and agents) against certain liabilities arising out of or in connection with SoundView's engagement.

     SoundView has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In addition, SoundView may from time to time effect transactions and hold positions in securities of the Company and Parent.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth on Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act, which Shares shall be exchanged in the Merger).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Section 14(f) Information Statement

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1   Offer to Purchase dated December 23, 1999*
Exhibit 2 Bilateral Confidentiality Agreement, dated October 15, 1998, between SOFTWORKS, Inc. and EMC Corporation (amended January
            12, 1999, March 9, 1999 and December 1999)
Exhibit 3 Agreement and Plan of Merger, dated as of December 21, 1999, by and among EMC Corporation, Eagle Merger Corp. and
            SOFTWORKS, Inc.

Exhibit 4 Stock Tender Agreement, dated as of December 21, 1999, by and among EMC Corporation, Eagle Merger Corp., Computer
            Concepts Corporation, and James A. Cannavino, Dennis Murray and Charles Feld, or any successor trustees appointed pursuant to the terms of such agreement, as trustees.
Exhibit 5   Stockholders' Stock Tender Agreement, dated as of December
            21, 1999, by and among EMC Corporation, Eagle Merger Corp.
            and James A. Cannavino, Judy G. Carter, Daniel DelGiorno,
            Jr., Claude R. Kinsey, III, Joseph J. Markus, George
            Aronson, Robert McLaughlin and Lisa Welch, as shareholders.
Exhibit 6   Escrow Agreement dated December 21, 1999 by and among EMC
            Corporation, Eagle Merger Corp., Computer Concepts Corp. and
            State Street Bank and Trust Company, Inc. as escrow agent.
Exhibit 7 Indemnification Agreement dated December 21, 1999 by and among EMC Corporation, Eagle Merger Corp. and Computer
            Concepts Corp.
Exhibit 8 Indemnification Agreement dated December 21, 1999, by and between SOFTWORKS, Inc. and Computer Concepts Corp.
Exhibit 9   Letter to Stockholders from SOFTWORKS, Inc. dated December
            23, 1999*
Exhibit 10  Opinion of SoundView Technology Group, Inc. dated December
            20, 1999*
Exhibit 11  Joint Press Release issued by the Company and Parent on
            December 21, 1999
Exhibit 12  Employment Agreement by and between the Company and James A.
            Cannavino
Exhibit 13  Employment Agreement by and between the Company and Judy G.
            Carter, as amended
Exhibit 14  Employment Agreement by and between the Company and C.R.
            Kinsey, III
Exhibit 15  Employment Agreement by and between the Company and Robert
            McLaughlin, as amended
Exhibit 16  1998 Long Term Incentive Plan
Exhibit 17  1999 Stock Option Plan, as amended
Exhibit 18  Form of Termination Agreement

---------------
* Copy attached to, or enclosed with, copies of this Schedule mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SOFTWORKS, INC.

                                          By: /s/ JG. CARTER
                                            ------------------------------------
                                          Name: Judy G. Carter
                                          Title: President and Chief Executive
                                          Officer

Dated: December 23, 1999

                                                                      SCHEDULE I

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about December 23, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of SOFTWORKS, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board").

     On December 21, 1999, the Company, EMC Corporation, a Massachusetts corporation ("Parent"), and Eagle Merger Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Parent shall cause Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $10.00 per Share, net to the seller in cash, or such increased amount, if any, and (ii) Purchaser shall be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation. As a result of the Offer and the Merger, the Company will become an indirect, wholly owned subsidiary of Parent.

     The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors (the "Parent Designees") to the Company Board as will give Parent representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as Parent may request to cause the Parent Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and payment by Purchaser for Shares pursuant to the Offer which represent at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded down to the next whole number, on the Company Board as shall give Parent, subject to compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent and any of their affiliates bears to the total number of Shares then outstanding. The Company shall, upon the request of Purchaser, use its reasonable best efforts to cause the Parent Designees to be so elected, including, if necessary, increasing the size of the Company Board or securing the resignations of incumbent directors. Notwithstanding the foregoing, the Merger Agreement requires that, until the Effective Time, the Company Board shall include at least two directors who were members of the Company Board on the date that the Merger Agreement was executed.

     The following table sets forth certain information with respect to the Parent Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). The Parent Designees are expected to be appointed as officers of the Company at the Effective Time. Unless otherwise noted, each individual is a citizen of the United States. Unless otherwise noted, the business address of each designee is c/o EMC Corporation, 35 Parkwood Drive, Hopkinton, Massachusetts 01748-9103.

NAME OF                                                      PRINCIPAL OCCUPATION(S)
PARENT DESIGNEE                        AGE                  DURING PAST FIVE (5) YEARS
---------------                        ---                  --------------------------
Paul T. Dacier.......................  42    Mr. Dacier is vice president, general counsel of Parent,
                                             and a director and secretary of Purchaser. Mr. Dacier
                                             has held the position of general counsel since March
                                             1990, and has held the positions of vice president and
                                             general counsel since February 1993. He has been an
                                             officer and director of Purchaser since December, 1999.
                                             Mr. Dacier's principal business address is 35 Parkwood
                                             Drive, Hopkinton, Massachusetts 01748.
Colin G. Patteson....................  50    Mr. Patteson is senior vice president, chief
                                             administrative officer and treasurer of Parent, and a
                                             director and treasurer of Purchaser. Mr. Patteson has
                                             the positions of senior vice president, chief
                                             administrative officer and treasurer of Parent since
                                             February 1997, and as been an officer and a director of
                                             Purchaser since December, 1999. He was vice president
                                             and corporate controller from February 1993 to April
                                             1995, and vice president, chief financial officer and
                                             treasurer from April 1995 to February 1997. Mr.
                                             Patteson's principal business address is 35 Parkwood
                                             Drive, Hopkinton, Massachusetts 01748. Mr. Patteson is a
                                             citizen of the United Kingdom.
David A. Donatelli...................  34    Mr. Donatelli is a director and the president of
                                             Purchaser. Mr. Donatelli has been vice president, new
                                             business development of Parent since April, 1999. For
                                             the five years prior to that time, he held senior
                                             management positions with Parent.

     Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

     Based solely on the information set forth in the Offer to Purchase, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

DIRECTORS OF THE COMPANY

     The following table sets forth certain information with respect to the current directors of the Company as of December 20, 1999. Unless otherwise noted, each director is a citizen of the United States. Unless otherwise noted, the business address of each director is c/o SOFTWORKS, Inc., 5845 Richmond Highway, Suite 400, Alexandria, Virginia 22303.

                                                                                          DIRECTOR
                                                                                           OF THE
NAME OF DIRECTOR AND                                  PRINCIPAL OCCUPATION(S)              COMPANY
POSITION(S) WITH THE COMPANY           AGE          DURING PAST FIVE (5) YEARS              SINCE
----------------------------           ---          --------------------------            --------
James A. Cannavino...................  55    Chairman and Chief Executive Officer of     April 1998
  Chairman of the Board                      CyberSafe, Inc., a corporation
                                             specializing in network security, since
                                             1997. President and Chief Executive
                                             Officer of Perot Systems Corporation
                                             through July 1997, and prior thereto was
                                             a Senior Vice President at IBM,
                                             responsible for strategy and development.
Judy G. Carter.......................  47    President and Chief Executive Officer and  October 1993
  President, Chief Executive                 a director of the Company since October
  Officer and Director                       1993. Prior thereto, Ms. Carter was Chief
                                             Operating Officer from 1991. Ms. Carter
                                             started with the Company as a system
                                             software developer and progressed into a
                                             number of supervisory and managerial
                                             roles, culminating in her appointment as
                                             Vice President of Technical Services in
                                             1990.
Charles Feld.........................  57    President of the Feld Group, Inc., a         July 1998
  Director                                   provider of temporary chief information
                                             officer consulting services, for more
                                             than the past five years. Since December
                                             1997, has also served as operating Chief
                                             Information Officer of Delta Air Lines.
                                             Prior thereto, from June 1992 until
                                             August 1997, served as operating Chief
                                             Information Officer for Burlington
                                             Northern Sante Fe, Corp.
Dr. Dennis Murray....................  53    President of Marist College for more than  December 1999
  Director                                   20 years.
Bernard Puckett......................  55    President and Chief Executive Officer of   December 1999
  Director                                   Skytel Corporation (formerly Mobile
                                             Telecommunication Technologies) from 1995
                                             to 1996 and President of Skytel
                                             Corporation from 1993 to 1994. Prior
                                             thereto held various positions at IBM
                                             from 1967 to 1993, including Senior Vice
                                             President for Corporate Strategy and
                                             Business Development, Senior Vice
                                             President and Group Executive for
                                             Applications Solutions, President for
                                             Data Systems Division, Vice President
                                             Communications-Corp., Chief Financial
                                             Officer -- US Marketing and Service, Vice
                                             President Marketing -- US Director
                                             Business Plans-Corp. and Vice President
                                             Sales for the western United States.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the current executive officers as of December 20, 1999. Each of the executive officers is a citizen of the United States.

                                                                                                 YEAR
                                                                                               STARTED
                                                                                               WITH THE
NAME                                   AGE                        TITLE                        COMPANY
----                                   ---                        -----                        --------
James A. Cannavino...................  55    Chairman of the Board                               1998
Judy G. Carter.......................  47    President and Chief Executive Officer               1981
                                             Vice President, Secretary, Chief Technology
C. R. Kinsey, III....................  53    Officer                                             1977
Robert C. McLaughlin.................  53    Chief Financial Officer and Treasurer               1998

BUSINESS EXPERIENCE

     James A. Cannavino has been Chairman of the Board since April 1998. Mr. Cannavino is President and Chief Executive Officer of CyberSafe, Inc., a corporation specializing in network security. He was the President and Chief Executive Officer of Perot Systems Corporation through July 1997, and prior to that was a Senior Vice President at IBM, responsible for strategy and development. He also served on the IBM Corporate Executive Committee and Worldwide Management Council, and on the board of IBM's integrated services and solutions company. Mr. Cannavino currently is a consultant to Computer Concepts Corp. and serves on the boards of National Center for Missing and Exploited Children, 7th Level, Inc. and Marist College.

     Judy G. Carter has been President and Chief Executive Officer and a director since October 1993. Prior thereto, Ms. Carter was Chief Operating Officer from 1991. Ms. Carter started with the Company as a system software developer and progressed into a number of supervisory and managerial roles, culminating in her appointment as Vice President of Technical Services in 1990. Ms. Carter is a director of Fairfax Opportunities Unlimited, a non-profit organization.

     C.R. Kinsey, III, one of the Company's co-founders, has been Vice President since May 1998 and has been Secretary and Chief Technology Officer since 1977. From 1977 until May 1998, Mr. Kinsey was also the Company's Treasurer. In addition, Mr. Kinsey is a primary technical advisor to the Company's technology division for new product research and development, product enhancements and services and support.

     Robert C. McLaughlin has been Treasurer and Chief Financial Officer since March 1998. Prior thereto, Mr. McLaughlin was a Department Director with global responsibilities at Perot Systems Corporation in Dallas, Texas from November 1996 through December 1997. Mr. McLaughlin also served as Senior Vice President for a real estate investment venture in West Palm Beach, Florida from 1993 to 1996, as Vice President of First Union National Bank of Florida, N.A. in Fort Lauderdale from 1991 to 1993 and a Vice President of Southeast Bank, N. A. in Miami from 1987 to 1991.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following Summary Compensation Table sets forth for the last three full fiscal years information as to the total compensation received by the chief executive officer and each other executive officer of the Company whose total annual salary and bonus equaled or exceeded $100,000 for services rendered for the fiscal year ended December 31, 1998 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                     ANNUAL COMPENSATION
                                                           ----------------------------------------
                                                                       OTHER ANNUAL     ALL OTHER
                                                                       COMPENSATION    COMPENSATION
NAME AND PRINCIPAL POSITION          YEAR    SALARY($)     BONUS($)       ($)(1)          ($)(2)
---------------------------          ----    ---------     --------    ------------    ------------
Judy G. Carter.....................  1997    $155,000(3)   $165,000(4)       --          $  1,000
President and Chief                  1998    $170,833
  Executive Officer

C.R. Kinsey, III...................  1997    $155,000(3)   $165,000(4)       --          $189,000
  Vice-President, Secretary          1998    $170,833                                    $114,611
  and Chief Technology Officer

---------------
(1) No Other Annual Compensation is shown because the amounts of perquisites and other non-cash benefits provided by us do not exceed the lesser of $50,000 or 10% of the total annual base salary and bonus disclosed in this table for the respective officer.

(2) All Other Compensation includes royalties paid in respect of software products developed by such officers.

(3) Includes $5,000 deferred from 1996.

(4) Includes $77,500 deferred from 1996.

     Stock Option Plans. The Company's 1998 Long Term Incentive Plan (the "1998 Incentive Plan") is intended to motivate the Company's qualified employees, to help the Company attract employees and to align the interests of those employees with the interests of the Company's stockholders.

     The 1998 Incentive Plan provides for the grant of "incentive stock options" within the meaning of the Section 422 of the Internal Revenue Code of 1986, as amended, "non-qualified stock options," restricted stock, performance grants and other types of awards to the officers, key employees, consultants and independent contractors of the Company and its affiliates.

     The 1998 Incentive Plan, which is administered by the Long Term Incentive Plan Administrative Committee of the Company Board, authorizes the issuance of a maximum of 3,727,000 Shares, which may be either newly issued Shares, treasury Shares, reacquired Shares, Shares purchased in the open market or any combination thereof. If any award under the 1998 Incentive Plan terminates, expires unexercised, or is cancelled, the Shares that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards. The Company has outstanding options to purchase 3,727,000 Shares under the 1998 Incentive Plan. All options granted under the 1998 Incentive Plan accelerate upon a change in control of the Company, as defined therein. Of the 3,727,000 options, James A. Cannavino has been granted 600,000 Type I options and 600,000 Type II options, Judy Carter has been granted 150,000 Type I options and 200,000 Type II options, C.R. Kinsey has been granted 200,000 Type I options and 250,000 Type II options and Robert McLaughlin has been granted 20,000 Type I options and 80,000 Type II options. Mr. Cannavino has exercised 200,000 Type I options. "Type I" options vested one-half on the earlier of (i) the closing date of the Company's initial public offering (August 7, 1998), or (ii) December 31, 1998 and one-half on December 31, 1998. "Type II" options vest on December 31, 2002, subject to earlier vesting based upon the Company reaching certain defined levels of net income.

     The Company's 1999 Stock Option Plan (the "1999 Plan") was adopted in order to foster and promote the interests of the Company by attracting and retaining directors, officers and employees of, and consultants to, the Company who contribute to the Company's success by their ability, ingenuity and industry, to enable such directors, officers, employees and consultants to participate in the long-term success and growth of the Company by giving them a proprietary interest in the Company and to provide incentive compensation opportunities competitive with those of competing corporations.

     The 1999 Plan provides for the grant of non-qualified stock options to the Company's officers, key employees, consultants and independent contractors.

     The 1999 Plan, as amended, is administered by the Company Board or a committee of the Company Board. The 1999 Plan authorizes the issuance of a maximum of 2,750,000 Shares, which may be either newly issued Shares, treasury Shares, reacquired Shares, Shares purchased in the open market or any combination thereof. If any award under the 1999 Plan terminates, expires, unexercised, or is cancelled, the Shares that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards. There are outstanding options to purchase 2,711,600 Shares under the 1999 Plan. Of the 1,250,000 options, Judy G. Carter has been granted 450,000 options, C.R. Kinsey has been granted 140,000 options and Robert McLaughlin has been granted 160,000 options.

     The Merger Agreement provides that as of the Effective Time (as defined in the Merger Agreement), holders of options, other than options designated as 1999 Options (as defined in the Merger Agreement), to purchase shares of the Company's common stock ("General Options") will be entitled to receive a cash amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share of such General Option and (ii) the number of Shares covered by the holder's General Options. Upon such payment, the General Options will then be cancelled. All options designated as 1999 Options will automatically convert into a right to receive Parent common stock (a "Parent Option"). With respect to any such Parent Option, (i) the number of shares of Parent common stock subject to such Parent Option will be determined by multiplying the number of Shares subject to the 1999 Option by the Option Exchange Ratio (defined below), rounding any fractional Share down to the nearest whole Share, and (ii) the exercise price per share of such Parent Option will be determined by dividing the exercise price per Share applicable to the 1999 Option by the Option Exchange Ratio, and rounding the exercise price thus determined up to the nearest whole cent. Except as provided above, the converted or substituted Parent Options will be subject to the same terms and conditions (including, without limitation, expiration date, vesting and exercise provisions) as were applicable to the 1999 Option immediately prior to the Effective Time. The term "Option Exchange Ratio" means (i) the Merger Consideration divided by (ii) the average of the closing prices of Parent Common Stock on the NYSE during the twenty trading days preceding the fifth trading day prior to the date on which the closing of the Merger occurs.

     The Company will take all necessary actions so that all stock option, incentive or other equity-based plans established by the Company or any subsidiary of the Company (a "Company Subsidiary") shall terminate as of the Effective Time and the provisions in any other plan, program, or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Company Subsidiary shall be deleted and terminated as of the Effective Time. The Company will use its reasonable best efforts to obtain the consent of each holder of outstanding General Options and 1999 Options to the treatment of such options specified by the Merger Agreement to the extent necessary.

OPTION GRANTS IN FISCAL YEAR 1998

     The following table sets forth details regarding the options granted to Named Executive Officers in fiscal year 1998.

                                                                            POTENTIAL REALIZABLE VALUE AT ASSUMED
                                                                                 ANNUAL RATES OF STOCK PRICE
                                       INDIVIDUAL GRANTS                      APPRECIATION FOR OPTION TERM (2)
                       --------------------------------------------------   -------------------------------------
                                        PERCENT OF TOTAL   EXERCISE PRICE
                          OPTIONS       OPTIONS GRANTED    OR BASE PRICE    EXPIRATION
NAME                    GRANTED (#)     TO EMPLOYEES(1)      PER SHARE         DATE          5%           10%
----                   --------------   ----------------   --------------   -----------   ---------   -----------
                       150,000 TypeI                                         06-30-01     $126,758    $  296,720
                       200,000 TypeII                                        12-31-02      288,146       671,595
                       --------------                                                     --------
Judy G. Carter(3)      350,000                 9.7%            $7.00                      $414,904    $  968,315
                       200,000 TypeI                                         06-30-01     $169,011    $  395,626
                       250,000 TypeII                                        12-31-02      360,183       839,494
                       --------------                                                     --------
C.R. Kinsey, III(3)    450,000                12.4%            $7.00                      $529,194    $1,235,120

---------------
(1) Options for 3,613,850 Shares were granted to employees during the fiscal year ended December 31, 1998.

(2) Potential realizable value assumes that the Company's stock price increases from the date the options were granted until the end of the option term at the annual rate specified. Annual compounding results in total appreciation of 15.2% (at 5% per year) for the Type I options with a term of 2.9 years and total appreciation (at 5% per year) of 24.0% for the Type II options with a term of 4.4 years; and 31.8% total appreciation (at 10% per year) for Type I options with a term of 2.9 years and total appreciation (at 10% per year) of 52.1% for the Type II Options with a term of 4.4 years. If the price of the Company's common stock increased at such rates from the price at the end of the 1998 fiscal year ($7.06 per Share) over the next three years, the stock price with 5% appreciation would be $8.23 per Share and with 10% appreciation would be $9.46 per Share. These assumed rates of appreciation are specified in the Commission's rules and are not the Company's estimate or projection of future stock price growth.

(3) The Company granted options for 125,000 Shares to Judy G. Carter and 40,000 Shares to C.R. Kinsey III in February 1999 and 50,000 Shares to Judy G. Carter in May 1999, which amounts are not included in this table.

AGGREGATE OPTION EXERCISES IN FISCAL YEAR 1998 AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning options exercised during the year ended December 31, 1998, by the Named Executive Officers and the value of unexercised options held by them as of December 31, 1998:

                                                                                VALUE OF UNEXERCISED
                                               NUMBER OF UNEXERCISED                IN-THE-MONEY
                                                     OPTIONS AT                      OPTIONS AT
                                                  FISCAL YEAR END                FISCAL YEAR END(1)
                                            ----------------------------    ----------------------------
NAME                                        EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                        -----------    -------------    -----------    -------------
Judy G. Carter............................    150,000         200,000       $1,059,375      $1,412,500
C.R. Kinsey III...........................    200,000         250,000        1,412,500       1,765,625

---------------
(1) Based upon the closing price of the common stock of $7.0625 on December 31, 1998.

COMPANY BOARD AND COMMITTEE MEETINGS

     The Company Board held five meetings during 1998. Each director attended or participated in all of the Board of Directors meetings and applicable committee meetings during the term of his or her directorship. The Company Board has held eight meetings during 1999. The Company Board does not have a nominating committee. The full Company Board selects the nominees for directors.

     The Company Board has an Audit Committee whose members are James A. Cannavino, Charles Feld and Dennis Murray. The Audit Committee is responsible for approving the engagement of the Company's independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, reviewing the scope and nature of the services provided by the independent public accountants and reviewing the independence of the independent public accountants. During fiscal 1998, the Audit Committee consisted of Mr. Cannavino, Charles Feld and Robert Devine, who resigned from the Company Board in December 1999. The Audit Committee met two times during 1998.

     The Company Board has a Compensation Committee whose members are James A. Cannavino, Charles Feld and Bernard Puckett. The Compensation Committee oversees all aspects of the Company's executive compensation policies and practices, subject to applicable employment agreements. During fiscal 1998, the Compensation Committee consisted of Mr. Cannavino, Mr. Feld and Robert Devine. The Compensation Committee did not meet during 1998 and all compensation decisions were made by the entire Company Board.

COMPENSATION OF DIRECTORS

     Employee directors receive no additional compensation for service on the Company Board or its committees. Directors of the Company who are not employees of the Company receive $2,000 for their attendance and participation at Company Board or committee meetings.

CERTAIN TRANSACTIONS BETWEEN MANAGEMENT AND THE COMPANY

  Employment Agreements

     The Company entered into an agreement with Mr. James A. Cannavino pursuant to which he has agreed to serve as Chairman of the Board. As compensation for his services, Mr. Cannavino was granted options to purchase 1,200,000 Shares, 600,000 of which are Type I options and 600,000 of which are Type II options. The agreement with Mr. Cannavino further provides for the issuance of a $500,000 full recourse loan to him for relocation or other purposes upon the effective date of the Company's initial public offering. The money was lent to Mr. Cannavino and the loan is due on December 1, 2000. Mr. Cannavino also receives a monthly salary of $2,000 and is reimbursed for certain expenses.

     The Company has entered into employment agreements with each of Judy G. Carter, C.R. Kinsey, III and Robert C. McLaughlin, which started on the effective date of the Company's initial public offering. The employment agreements with Ms. Carter and Mr. Kinsey terminate December 31, 2002 and the employment agreement for Mr. McLaughlin is for a three year term. The agreements automatically renew for additional one year periods unless the Company or the employee notifies the other party at least ninety days prior to the end of any renewal term that it or they desire to terminate such agreement. Pursuant to the agreements, Ms. Carter, Mr. Kinsey, Mr. McLaughlin, receive annual compensation of $200,000, $200,000, and $120,000, respectively and an incentive bonus based on meeting or exceeding annual or quarterly net income targets to be established by the Company Board. The incentive payments to Ms. Carter and Mr. Kinsey were up to $150,000 for 1998 and are up to $200,000 for each of the years 1999 through 2002. Each employment agreement also provides for certain payments following death or disability and further provides, in the event of a change in control of the Company, as defined therein, the right, at the employee's election, to terminate the agreement and receive a lump sum payment of approximately three times his or her annual salary.

     In connection with the Offer, the Company has entered into a Termination Agreement with each of Messrs. Cannavino, Kinsey and McLaughlin and Ms. Carter, pursuant to which their employment agreements will be terminated at the Effective Time of the Merger.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than ten percent of the Shares to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Officers, directors and persons who own more than ten percent of the Shares are required by regulations issued by the Commission to furnish the Company with copies of all Section 16(a) forms that they have filed. Based solely on a review of the copies of such forms, the Company believes that during fiscal year 1998 its executive officers and directors and persons who own more than ten percent of the Shares complied with all applicable filing requirements of Section 16(a).

STOCK OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

     The following table sets forth, as of December 20, 1999, the number and percentage of the outstanding Shares held by each person who, to the knowledge of the Company based solely on filings with the Securities and Exchange Commission, beneficially owns more than five percent of the outstanding Shares, by each of the Company's directors and Named Executive Officers and by all of the directors, Named Executive Officers of the Company as a group. As of December 20, 1999, there were 17,373,191 Shares issued and outstanding. Except as set forth in the footnotes to the table, the stockholders have sole voting and investment power over such Shares.

                           SUMMARY COMPENSATION TABLE

                                                                 COMMON STOCK
                                                              BENEFICIALLY OWNED
                                                            -----------------------
                                                             NUMBER
NAME                                                        OF SHARES    PERCENTAGE
----                                                        ---------    ----------
James A. Cannavino........................................    707,469        3.9%(1)
Judy G. Carter............................................    520,833        2.9%(2)
C.R. Kinsey, III..........................................    381,667        2.2%(3)
Robert C. McLaughlin......................................     66,667          *(4)
Charles Feld..............................................    124,000          *(5)
Dr. Dennis Murray.........................................     84,000          *(6)
Bernard Puckett...........................................     84,000          *(6)
All Directors and Officers as a Group (10 persons)........  1,968,636       10.3%(1)(2)(3)
                                                                                 (4)(5)(6)(7
Computer Concepts Corp.(8)................................  6,145,767       35.4%

---------------
 * No officer or director owns more than one percent of the Company's issued and outstanding common stock unless otherwise indicated.

(1) Includes options currently exercisable or exercisable within 60 days to purchase 500,000 Shares.

(2) Includes options currently exercisable or exercisable within 60 days to purchase 520,833 Shares.

(3) Includes options currently exercisable or exercisable within 60 days to purchase 381,667 Shares.

(4) Includes options currently exercisable or exercisable within 60 days to purchase 66,667 Shares.

(5) Includes options currently exercisable or exercisable within 60 days to purchase 124,000 Shares.

(6) Includes options currently exercisable or exercisable within 60 days to purchase 84,000 Shares.

(7) The address of each officer and director listed above is c/o SOFTWORKS, Inc., 5845 Richmond Highway, Suite 400, Alexandria, Virginia 22303.

(8) The address is 80 Orville Drive, Bohemia, New York 11716.

                                                                     SCHEDULE II

                 CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK
                OF THE COMPANY EFFECTED DURING THE PAST 60 DAYS

     (a) The following table sets forth options granted by the Company during the past 60 days:

                                                             NUMBER OF
NAME                                                      OPTIONS GRANTED    EXERCISE PRICE
----                                                      ---------------    --------------
Jonathan Allen..........................................        5,000           3.12
Francisco Alves.........................................        1,000           3.12
Lynn Andrews............................................        1,000           3.12
Paul Andrews............................................        4,200           3.12
Rod Andriani............................................        3,500           3.12
George Andujar..........................................        3,500           3.12
Diana Bain..............................................        3,000           3.12
Joel Baldus.............................................        5,000           3.12
Mary Balian.............................................          100           3.12
Ginger Barnes...........................................          500           3.12
Stephen Barnes..........................................        5,000           3.12
Thomas Beall............................................        3,000           3.12
Joseph Berry............................................        3,650           3.12
Daniel Billing..........................................        3,000           3.12
Keith Boxer.............................................        5,000           4.00
Keith Boxer.............................................        5,000           3.12
James Boykin............................................        3,000           3.12
Donald Brown............................................       20,000           3.12
Andy Bruce..............................................        1,000           3.12
Janine Bryan............................................          100           3.12
Rosalie Buck............................................       10,000           3.12
Wallace Bush............................................       15,000           3.12
Lynda Calkins...........................................          100           3.12
Jacquelyn Cannon (Beverly)..............................        5,000           3.12
Philip Carr.............................................        1,000           3.12
Judy Carter.............................................      275,000           3.12
Angelo Castellano.......................................        5,000           3.12
David Cerniglia.........................................        5,000           3.12
Don-yen Chan............................................        2,000           3.12
Terry Chernek...........................................       15,000           3.12
James Clarkson..........................................        5,000           3.12
Bruce Cochran...........................................        1,000           3.12
Anthony Cohorst.........................................        2,000           3.12
Brad Comey..............................................        3,000           3.12
Kmar Consulting.........................................        7,000           3.12
Alfred Cooper...........................................        2,500           3.12
Vanessa Corbin..........................................        1,750           3.12
Maria Cotsinis..........................................        5,000           3.12
Larry Crilley...........................................       20,000           3.12
Richard Cross...........................................        2,250           3.12
Anthony Cunningham......................................        5,000           3.12

                                                             NUMBER OF
NAME                                                      OPTIONS GRANTED    EXERCISE PRICE
----                                                      ---------------    --------------
Steve D'Agostino........................................        6,000           3.12
Greg Dally..............................................        3,750           3.12
Sterling Davis..........................................          200           3.12
Tom DeMay...............................................        3,000           3.12
David Deperro...........................................        3,000           3.12
Corinne Desaintphalle...................................        7,500           3.12
Dean Deuster............................................        3,000           3.12
Larry DiCioccio.........................................        3,000           3.12
Matthew Disterhoft......................................        3,000           3.12
Thomas Doering..........................................        5,000           3.12
Rod Dyson...............................................        3,000           3.12
Douglas Edmonds.........................................        1,000           3.12
Lee Evans...............................................        1,000           3.12
Charles Feld............................................       75,000           3.12
Helmut Flamme...........................................        1,000           3.12
Howard Frankel..........................................        3,000           3.12
Evan Galen..............................................       10,000           3.12
Donald Gallup...........................................        2,000           3.12
Michael Geake...........................................        3,000           3.12
Richard Gentry..........................................        5,000           3.12
Katarzyna Geza..........................................        7,000           3.12
Katarzyna Geza..........................................        7,000           3.12
Jackie Gilmour..........................................        1,000           3.12
Tina Gonzalez...........................................          250           3.12
Dave Gordon.............................................        7,500           3.12
Terry Jones-Graham......................................          100           3.12
Patricia Grice..........................................        1,000           3.12
Kimberly Harder.........................................        2,000           3.12
Manuel Herandez.........................................        1,000           3.12
Julie Hessie............................................        5,000           4.00
Julie Hessie............................................        5,000           3.12
Christopher Hill........................................        3,000           3.12
Nigel Hislop............................................        3,500           3.12
Peter Hulks.............................................        3,000           3.12
Mark Hurvitz............................................        3,500           3.12
Kenneth Ives............................................        3,000           3.12
Patti Jadevaia..........................................        7,500           3.12
Buckley Jeppson.........................................        2,000           3.12
Gregory Jessup..........................................        5,000           3.12
Justin Jimenez..........................................        2,500           3.12
Laura Johnson...........................................        3,500           3.12
Thad Johnston...........................................        5,000           3.12
Bruce Judge.............................................        5,000           3.12
Peter Kashatus..........................................        5,000           3.12
Bill Kinsey.............................................      100,000           3.12
Hiroshi Kunuma..........................................        1,000           3.12
Erich Kupper............................................        3,000           3.12

                                                             NUMBER OF
NAME                                                      OPTIONS GRANTED    EXERCISE PRICE
----                                                      ---------------    --------------
Eva Larcen..............................................          200           3.12
William Largent.........................................        1,000           3.12
Joshua Leckner..........................................          100           3.12
Jeff Lee................................................        6,000           3.12
Doug Leech..............................................       10,000           3.12
Terrence Lewis..........................................        7,500           3.12
David Lieberman.........................................       15,000           3.12
Judy Limes..............................................        5,000           3.12
Jon Linett..............................................        5,000           3.12
Robert Luti.............................................        5,000           3.12
Robert MacLaughlin......................................      100,000           3.12
Paulo Magalhaes.........................................        5,000           3.12
Sherry Mancewicz........................................        5,000           3.12
Cheryl Markus...........................................       20,000           4.00
Joe Markus..............................................      400,000           3.12
Kelly Markus............................................       20,000           4.00
Stacey Markus...........................................       20,000           4.00
Janette Marshall........................................          100           3.12
Andrew McLaughlin.......................................        3,000           3.12
Alicia Mellor...........................................        3,000           3.12
Mark Meytin.............................................        2,500           3.12
Ronald Miiller..........................................        5,000           3.12
Alanna Mill.............................................        1,000           3.12
Donna Miller (McEntee)..................................        2,000           3.12
Christopher Morin.......................................        5,000           3.12
Gary Morse..............................................        5,000           3.12
Mohammed Moutaouakil....................................        5,000           3.12
Malcolm Muir............................................        5,000           3.12
Dennis Murray...........................................       84,000           3.12
Steven Murray...........................................        5,000           3.12
Chau Nguyen.............................................        3,500           3.12
Chuck North.............................................        7,500           3.12
Eric Olfus..............................................          200           3.12
Elizabeth Omori.........................................          250           3.12
Vince Orlando...........................................        5,000           3.12
Christine Owen (Draham).................................        5,000           3.12
Donald Paolino..........................................        5,000           3.12
Stephen Pearhan.........................................        5,000           3.12
Carole Pitts............................................        1,000           3.12
Hans-Peter Pitz.........................................        1,000           3.12
Rob Pocklington.........................................        3,000           3.12
Gerhard Postpischil.....................................        2,000           3.12
Bernard Puckett.........................................       84,000           3.12
Jeff Rainin.............................................       10,000           4.00
Jeff Rainin.............................................        5,000           3.12
Bernd Ratzenberger......................................        5,000           3.12
Bob Rogers..............................................       10,000           3.12

                                                             NUMBER OF
NAME                                                      OPTIONS GRANTED    EXERCISE PRICE
----                                                      ---------------    --------------
Darlene Rogers..........................................        3,000           3.12
Alan Rotenmer...........................................        5,000           3.12
Scott Rowe..............................................        3,000           3.12
Joseph Ruppert..........................................        2,000           3.12
Jeff Schadt.............................................        1,000           3.12
Jonathan Scheffter......................................        5,000           3.12
Kenneth Schopp..........................................        3,000           3.12
Doug Schwartz...........................................        5,000           4.00
Doug Schwartz...........................................        5,000           3.12
Kevin Segrist...........................................        3,000           3.12
Fred Shay...............................................        1,000           3.12
Jay Simon...............................................        3,000           3.12
Brent Smuts.............................................        1,000           3.12
Ashok Sodhi.............................................        4,500           3.12
Peter Sparks............................................        3,000           3.12
Leslie Spratley.........................................          100           3.12
Thomas Stamos...........................................        3,000           3.12
Julie Stanley...........................................          500           3.12
James Stevens...........................................       10,000           3.12
Maurice Stevenson.......................................        2,000           3.12
Scott Stewart...........................................        3,000           3.12
Ian Strain..............................................      100,000           3.12
Herbert Sund............................................        7,500           3.12
Blair Svihra............................................        2,500           3.12
Christine Tackett.......................................        1,000           3.12
Michael Terpstra........................................        3,000           3.12
Ken Thomas..............................................        5,000           3.12
Rebecca Thurston........................................          200           3.12
James Trigg.............................................        3,000           3.12
Barbara Tzanakis........................................       10,000           3.12
Pete Wadsworth..........................................        3,500           3.12
Aidi Wang...............................................        5,500           3.12
Ning Wang...............................................        3,000           3.12
Jayne Waters............................................        5,000           3.12
Jerry Watson............................................          200           3.12
Paul Webb...............................................       10,000           3.12
Paul Weissmann..........................................        3,500           3.12
Lisa Welch..............................................      100,000           3.12
Nigel West..............................................        3,000           3.12
Malcolm Weston..........................................        1,000           3.12
John Wilson.............................................        7,500           3.12
Patricia Wilson.........................................          100           3.12
Gordon Wong.............................................        1,000           3.12
Waison Wong.............................................        3,500           3.12
Harry Yocum.............................................        5,000           3.12
Eric Young..............................................       15,000           3.12

                                                             NUMBER OF
NAME                                                      OPTIONS GRANTED    EXERCISE PRICE
----                                                      ---------------    --------------
John Young..............................................        7,500           3.12
Tong Yu.................................................        6,000           3.12

     (b) The following table sets forth Shares issued by the Company pursuant to exercises of options during the past 60 days:

                                                             NUMBER OF
NAME                                                       SHARES ISSUED     EXERCISE PRICE
----                                                      ---------------    --------------
Michael Goss............................................       48,750            $ 7.00
Robert Rogers...........................................       25,000            $ 7.00
Robert Rogers...........................................       10,000            $ 7.00
R.C. McLaughlin*........................................       56,000            $ 3.12
Joseph J. Markus........................................       60,000            $ 3.12

     (c) On August 23, 1999, the Company adopted a share repurchase program for up to 2 million Shares. Since August 30, 1999, the Company has not repurchased any Shares pursuant to the repurchase program.
---------------
* Officer